Algonquin Power & Utilities Corp. Declares Fourth Quarter 2018 Preferred Share Dividends
Oakville, Ontario – November 8, 2018 – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN, AQNA) announced today that the Board of Directors has declared the following preferred share dividends:

1.
C$0.28125 per Preferred Share, Series A, payable in cash on December 31, 2018 to Preferred Share, Series A holders of record on December 14, 2018 for the period from October 1, 2018 to, but excluding, December 31, 2018.

2.
C$0.3125 per Preferred Share, Series D, payable in cash on December 31, 2018 to Preferred Share, Series D holders of record on December 14, 2018 for the period from October 1, 2018 to, but excluding, December 31, 2018.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately US$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 760,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500